UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70196

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __04/01/23__ AND ENDING __03/31/24__
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Stella Partners LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

65 E. Goethe, #7W
(No. and Street)

Chicago	**IL**	**60610**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Simpson	**312.493.9242**	**jsimpsonchicago@gmail.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davila Advisory LLC
(Name – if individual, state last, first, and middle name)

10135 Manchester Rd., Suite 206	**St. Louis**	**MO**	**63122**
(Address)	(City)	(State)	(Zip Code)
11/21/2019		**6667**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Simpson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stella Partners LLC, as of March 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SUSAN HENNELLY
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01HE4977445
Qualified in Suffolk County
Commission Expires February 4, 2027

Notary Public

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, o a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), applicable.*

Stella Partners LLC

Financial Statements
with Supplemental Information
March 31, 2024

Stella Partners LLC

Contents



DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Stella Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stella Partners LLC (the "Company") as of March 31, 2024, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stella Partners LLC as of March 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules I, II, & III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I, II, & III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Stella Partners LLC's auditor since 2022.

Davila Advisory, LLC

Saint Louis, Missouri
May 24, 2024

T : (314) 965-9775   F : (314) 476-9660   W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

Stella Partners LLC

Statement of Financial Condition
March 31, 2024

Assets		
Cash	$	175,997
Securities owned		319,139
Prepaid expenses and other assets		3,353
Total assets	$	498,489
Liabilities and Member's Equity		
Accrued expenses	$	21,748
Member's Equity		476,741
Total liabilities and member's equity	$	498,489

Stella Partners LLC

Statement of Operations
For the Year Ending
March 31, 2024

Revenue	
Consulting	$ 100,000
Interest	27,213
Total revenue	127,213
Expenses	
Travel	51,130
Professional fees	42,481
State registration and filing fees	2,961
Other	2,546
Total expenses	99,118
Net Income	$ 28,095

Stella Partners LLC

Statement of Changes in Member's Equity
For the Year Ending
March 31, 2024

Balance - beginning of year	$	648,646
Net income		28,095
Member's distributions		(200,000)
Balance - end of year	$	476,741

Stella Partners LLC

Statement of Cash Flows
For the Year Ending
March 31, 2024

Cash Flows from Operating Activities	
Net income	$ 28,095
Adjustments to reconcile net income to net cash provided by operating activities	
Net investment income	(19,139)
Change in prepaid expenses and other assets	191
Change in accrued expenses	(5,278)
Net cash provided by operating activities	3,869
Cash Flows from Investing Activities	
Acquistion of securities	(500,000)
Cash form investments	200,000
Net cash used by investing activities	(300,000)
Cash Flows from Financing Activities	
Member's distributions	(200,000)
Net cash used by financing activities	(200,000)
Net Decrease in Cash	(196,131)
Cash - Beginning of year	672,128
Cash - End of year	$ 475,997
Supplemental Cash Flow Disclosures	
Interest payments	-
Income tax payments	-

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Stella Partners LLC (the "Company") was formed on May 17, 2018 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware. There is one member of the Company. The Company was approved as a FINRA/SEC broker-dealer firm on January 11, 2019. As a registered securities broker-dealer, the Company provides investment banking and consulting services to closely held companies throughout the United States.

Aspects of the Limited Liability Company - As a limited liability company, the member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and the member's interest is in proportion to the number of equity units issued. Allocation of profit, losses, and distributions is in accordance with the terms as defined in the operating agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Income Taxes - The Company is treated as a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The sole member is taxed individually on the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes.

Cash - The Company maintains its cash in a bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Note 1 - Nature of Business and Summary of Significant Accounting
      Policies (Continued)

Revenue Recognition - Revenue from Contracts with Customers Standard (ASU 2014-09) core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes consulting revenue over time as this satisfies the only performance obligation identified by the Company.

Accounts Receivable – Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends.

Management Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital rule may also effectively restrict the distribution of member's capital. As of March 31, 2024, the Company had net capital of $467,005, of which $462,005 was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.0.

Note 3 - Related Party Transactions

The Company operates from the home office of the sole member of the Company under a no cost rent agreement. The sole member does not charge the Company for the home office space or utilities expenses paid by the sole member. The Company's financial position and results of operations could differ from the amounts in the accompanying financial statements if this agreement did not exist.

Note 4 - Contingencies

The Company is subject to litigation in the normal course of business. There was no litigation in progress as of March 31, 2024.

Note 5 - Concentrations

All consulting revenue earned for the period April 1, 2023 through March 31, 2024 was from one customer.

Note 6 - Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2 inputs are inputs (other than quoted prices) that are observable for the asset or liability either directly or indirectly.

Note 6 - Fair Value Measurement (Continued)

Level 3 inputs are unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for assets measured at fair value as of March 31, 2024.

	Fair Value Measurements 3/31/2024		Level 1 Valuation		Level 2 Valuation		Level 3 Valuation
Securities owned:							
Money Market Funds	$	319,139	$	319,139	$	-	$	-
	$	319,139	$	319,139	$	-	$	-

As of March 31, 2024, the Company held $319,139 of money market funds.

Note 7 - Subsequent Events

The Company has evaluated subsequent events through May 24, 2024, the date the financial statements were issued.

Supplemental Information

Stella Partners LLC

Schedule I - Computation of Net Capital Pursuant to SEC Rule 15c3-1
March 31, 2024

Total Member's Equity	$	476,741
Deductions and/or Charges		
Non-allowable assets		3,353
Net capital before haircuts		473,388
Haircuts		6,383
Net capital		467,005
Net Capital Requirement		5,000
Excess net capital	$	462,005
Aggregate Indebtedness	$	21,748
Ratio of Aggregate Indebtedness to Net Capital		0.05 to 1.0

There were no material differences between the audited computation of net capital in this report and the Company's unaudited corresponding schedule FOCUS Part IIA of Form X-17A-5 as of March 31, 2024.

See Report of Independent Registered Public Accounting Firm

Schedule II
Computation For Determination Of Reserve Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
As Of March 31, 2024

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

Schedule III
Information Relating To The Possession Or Control Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
As Of March 31, 2024

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

See Report of Independent Registered Public Accounting Firm

EXEMPTION REPORT

May 14, 2024

To Whom It May Concern:

We, as members of management of Stella Partners LLC (the "Company "), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers''. We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff s FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving merger and acquisition advisory services activity throughout the year ended March 31, 2024 without exception.

•

3. The Company met the identified conditions for such reliance throughout the period April 1, 2023 through March 31, 2024 without exception.

Signed: J H Simpson ______________________________

Name: John H. Simpson

Title: CEO



DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Stella Partners LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Stella Partners LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities, including direct participation programs, and merger and acquisition advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Stella Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stella Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Davila Advisory, LLC

Saint Louis, Missouri
May 24, 2024

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122